September 10, 2018

VIA EDGAR

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     CSX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 7, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
Filed April 18, 2018
File No. 001-08022

Dear Ms. Erlanger:
In response to the call with the staff on August 17, 2018, CSX Corporation (“CSX” or the “Company”) is providing additional information with respect to the above-referenced filings.

BACKGROUND:
Types of Shipping Arrangements
CSX has revenue contracts with customers where the shipment originates and ends all within the CSX network as well as contracts where shipments originate or end outside of CSX’s network. As a result, there are various combinations of shipping arrangements that involve participating railroads. For 2017, the breakdown of revenue arrangements were as follows:

•	Approximately 50% were arrangements where shipments originated and ended on CSX’s network with no other participating railroads involved.

•
Approximately 30% were arrangements where there were two or more participating railroads involved and the customer had arranged separate contracts with each railroad and received bills and paid amounts separately to each railroad.

•	Approximately 10% were arrangements where CSX was the billing or originating road for the shipment that generally begins on CSX’s network and ends on another carrier’s network.

•
Approximately 10% were arrangements where CSX was the receiving road for the shipment that generally begins on another carrier’s network and either traverses the CSX network for a portion of the move or ends on CSX’s network.

To further clarify the discussions previously held with the staff, CSX will describe the 10% of arrangements where CSX is the originating carrier and shipments begin on CSX’s network and end on another carrier’s network.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

Contract Initiation
A customer contacts CSX to transport freight (e.g. from the eastern to the western U.S). The customer understands this will involve CSX and a separate western railroad carrier. At the customer’s direction, CSX involves another participating carrier for segments of the service that are not on CSX’s network. When the customer requests to receive a consolidated price quote and invoice, CSX contacts the participating carrier and requests a price quote for their portion of the move and combines it with the CSX price to arrive at a consolidated price. If there are alternative viable routes with a participating carrier, the customer will be presented with multiple consolidated prices and corresponding routes from which the customer can select. CSX does not plan or design the route of the participating carrier and only contacts participating carriers that can provide the services requested by the customer. These routes have been historically determined due to the limited options of interchange points (e.g. CSX has four primary interchange locations with western carriers) and other constraints of the rail network (where CSX and other railroads’ networks are located).

The receipt of generally one or two rate quotes from a participating carrier is an administrative task as is evidenced by the fact that customers have an option to, and often do, collect price quotes themselves from each carrier on the route, choosing to receive multiple invoices. Like all other moves, CSX’s price for its portion of the move is determined based upon market indicators as well as internal costs that would be incurred to complete the portion of the freight move by CSX. Internal costs are influenced by length of haul, weight of shipment, route and other factors. All variables being equal, CSX’s price as an originating or participating carrier would be the same for any given route. There are no mark-ups or administrative fees charged to the customer by CSX when determining prices and this is also not listed as a service in the contract.

The customer then selects the routes, or combination of carriers to facilitate the moves that will be included in the service agreement. These selections are incorporated into the transportation service agreement and become available for the customer to submit a bill of lading for a shipment.

Transportation Service
The transportation service is initiated when the customer submits a bill of lading, which identifies each participating carrier in the shipping route and the service to be performed. To begin the service, CSX will connect its locomotive and/or related train to the customer’s cars and transport to the interchange with the participating carrier. When interchanging with another carrier, CSX will notify the participating carrier of the approaching interchange and disconnect the railcars containing the customer goods at a predetermined location, which is typically in a yard or another location where CSX property connects with the participating carrier. The railcars are not unloaded and reloaded at interchange. The receiving railroad then uses their labor to connect the same railcars to the locomotive they are operating and completes the service by delivering the railcars to the destination, thereby controlling their portion of the move independent of involvement from CSX.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

Once interchange with the participating carrier has been completed, CSX has no further responsibility to the customer, implicitly or explicitly. This industry practice is evidenced by Rule 7 of the American Association of Railroads Code of Car Service and Car Hire Rules (“AAR Rules”), which states that railcars shall be considered as having been delivered to a connecting railroad when placed upon the track agreed upon and designated as the interchange track for such deliveries. Rule 7 further states that the receiving road shall be responsible for the cars and contents thereafter. Further supporting CSX’s responsibility to the customer ending at interchange is the fact that CSX customer service is generally not contacted by customers after CSX interchanges with participating carriers. Customers are aware of the location of the freight and which railroad is responsible for the continued shipment of the freight. However, if CSX is contacted, the customer service representative will direct the customer to contact the participating carrier for follow-up as CSX has limited visibility in the location of the freight and has no ability to direct how the participating carrier can complete the service or remedy the issue. After interchange occurs, CSX cannot operate the participating carrier’s train, operate on the participating carrier’s tracks or direct the participating carrier’s personnel for their segment of the shipment.

Administrative
If a combined invoice is provided to the customer, CSX will bill and collect from the customer for all services and pay the participating carrier its portion of the revenue. As all billing is completed electronically, the process of consolidating billing (when that is the customer's election) consists of making a selection in the billing system to bill the customer for the complete move instead of just CSX's portion.

ANALYSIS

Identifying Promises, Performance Obligations and Considering Principal vs. Agent Considerations
The overall promise to a customer in the interline transportation service is to transport the customer’s goods to the customer’s requested destination. Multiple parties are involved in fulfilling that overall promise. In accordance with the guidance in ASC 606-10-25-14 through 22, CSX identified and evaluated the services promised to the customer as reflected in the interline transportation services agreement to determine whether each promise in the arrangement is a separate performance obligation that is distinct. For arrangements where CSX is the originating carrier, CSX’s promises are (i) to transport the customer’s commodities for the segment it is responsible for, and (ii) although not separately listed in the contract and for convenience purposes, to arrange shipment with and consolidate billing for the participating carrier for its separate segment of the shipment when the customer elects to receive a consolidated bill. Also reflected in the contract, the participating carrier(s) have a promise to transport the customer’s commodities for the participating carrier’s segment. Since CSX is an agent for this specified service, CSX is an agent for activity related to this service as described in the second promise above.

Connecting Segments are Separate Performance Obligations
In accordance with ASC 606-10-25-19 through 21, the promise to transport the customer’s commodities was reviewed by segment to determine if each segment was (i) capable of being distinct and (ii) distinct within the context of the contract. Each segment of the shipment, including any segment performed by a participating carrier, is separately identifiable, is separately performed and has separate utility to the customer on its own once completed (as each segment provides transportation for a portion of the move) and represents a separate performance obligation in the overall bill of lading. Each carrier’s operations and control are limited by law to its own rail network, so the participating carrier exclusively controls the operations of its shipping segments. CSX does not have control over the participating carrier’s shipping segment.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

Due to the operational independence of the segments and the utility of each segment to the customer, the segments are not highly interdependent or highly interrelated. In addition, the segment of the shipment performed by the participating carrier does not require any significant integration efforts from CSX as each segment of the shipment is, as required by law, independent of the other and only requires the coordination of the hand-off at interchange. Therefore, in evaluating ASC 606-10-55-36A, the Company has determined there are two specified services in the contract for the 1) segment that CSX is responsible for and 2) the segment that the participating carrier is responsible for, each of which is assessed to determine if CSX is the principal or agent. In the Arranging and Billing by the Originating Carrier section later in the analysis, CSX concludes that the promise to arrange shipment and consolidate billing is immaterial in the context of the contract and therefore not a performance obligation.

Segment of Transportation Services Provided by CSX (First specified service of the total customer contract)
In reviewing ASC 606-10-55-36 through 39, which describes principal versus agent considerations, it was clear that CSX is the principal for the promise to transport the customer’s commodities for the segment of transportation service provided by CSX. It was determined that CSX controls the service before transferring it to the other participating carrier. This promise was also determined to be a CSX performance obligation.

Segment of Transportation Services Provided by Participating Carrier (Second specified service of the total customer contract belonging to Participating Carrier)
To determine whether CSX is a principal or an agent for the segment of a shipment performed by a participating carrier, CSX evaluated ASC 606-10-55-37A, which describes a principal as having the right to a service to be performed by another party or directing that party to provide the service on the principal’s behalf. The below facts indicate CSX does not control this segment of an interline transportation move:

•	CSX cannot direct the participating carrier to provide service;

•	CSX is prohibited from operating on the participating carrier’s rail or in directing the participating carrier’s personnel for their segment of the shipment;

•	The participating carrier can reject the right to participate;

•	CSX cannot pre-purchase or resell the right to the participating carrier’s service and cannot use the service itself; and

•	CSX cannot direct how the participating carrier provides the service, such as route, timing, day of delivery, nor direct the carrier to provide the service to another customer.

CSX then evaluated ASC 606-10-55-39, which provides indicators for determining whether the entity controls the specified services before transferring them to the customer.

A.
Responsibility for Fulfilling the Promise Considerations - Each shipping segment is a separate performance obligation that represents each carrier’s respective promise to the customer. The considerations below indicate that the participating carrier has control of the specified service during its segment of the shipment.

•
Service separately identifiable - As noted above, the segment of the shipment performed by the participating carrier is separately identifiable, is performed separately from other portions of the shipment and has utility to the customer on its own once completed.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

•
Promise to provide the specified good or service - CSX and the participating carrier are parties to the transportation service agreements with the customer, and each railroad is separately responsible for fulfilling its respective promise to provide transportation services to the customer. When freight is on the participating carrier’s network, CSX is not responsible and has no control or obligation to fulfill.

•	Customer knowledge - The customer is aware that the shipping route involves a participating carrier, as the participating carrier is identified in the interline contract and in the route.

•
Railroad operations and personnel - By law, CSX is prohibited from operating on the participating carrier’s rail or in directing the participating carrier’s personnel for their segment of the shipment. Additionally, the participating carrier is responsible for the operating costs it incurs during its segment of the shipment.

B.
Inventory Risk Considerations - CSX does not have inventory risk for the segment performed by the participating carrier before the specified service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of refund).

•
Inventory risk - If the customer stops the shipment or does not allow the shipment of its commodities for the shipping segment operated by the participating carrier, CSX does not have a right to resell or use the participating carrier’s shipping segment and has no obligation to pay the participating carrier for any unused shipping segment.

•	Legal risk for customer’s goods - The participating carrier assumes all legal responsibility when the customer’s goods are being transported on the participating carrier’s railroad.

C.
Pricing Considerations - When compiling interline rates, CSX contacts the participating carrier and receives the price for their portion of the move and combines it with the CSX price to arrive at a consolidated price. CSX does not have discretion in the total price charged to the customer as the participating carrier has full control in establishing the price for the service that takes place on the participating carrier’s railroad, which indicates that the participating carrier controls the service for this segment of the move. In the event of a price negotiation with a customer, CSX can adjust the price for their segment of the move, however CSX would need to receive an updated rate from the participating carrier, if they chose to reduce their rate, prior to presenting a new rate to the customer. In addition, there is no mark-up added by CSX to the rate quoted by the participating carrier for their rail services. The establishment of interline movements, and the discussions between railroads for interline rate-making, are recognized as necessary and appropriate by the U.S. Surface Transportation Board and the broader regulatory framework it administers. (See, e.g., 49 USC Sec. 10702-10706.)

After review of the facts and applicable guidance summarized above, it was determined that the participating carrier is the principal for the segment of transportation they provide. Therefore, CSX is the agent for the specific service.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

Arranging and Billing by the Originating Carrier
CSX evaluated whether the arrangement of shipping and consolidation of billing with a participating carrier was a material promise in the context of the contract under ASC 606-10-25-16A. Due to the following factors it was determined that the originating carrier’s promise to arrange shipment and consolidate billing was immaterial to transporting the customer’s goods to the point of interchange with another carrier and therefore is not a performance obligation:

•
The process of developing an interline route and rates for a customer is administrative in nature and constrained by the existing rail network with limited major interchange locations and industry protocols, resulting in limited choices of routes that cannot be modified to provide additional benefit to the customer;

•	The majority of interline customers are served by one other participating railroad which results in one rail option;

•	CSX does not analyze and develop the rates for the participating carriers and only receives a rate quote once the participating carrier performs their own rate analysis;

•	Consolidation of billing doesn’t provide a material benefit or right to the customer as this is administrative in nature;

•
Arranging shipment and consolidating billing is not essential to the overall service performed as the customer can choose to perform this task themselves and these tasks are not included as services in the contract;

•
When quantitatively determining whether this promise was material in the context of the contract, CSX looked at a theoretical cost plus margin approach and determined the value to be inconsequential, as the time it takes to procure prices and consolidate billing takes less than an hour to complete, as compared to the value of the freight movement using that route in a service agreement; and

•	These services are a long-standing industry practice that are followed for rail operations.

Alternative Financial Statement Materiality Considerations
CSX does not believe the originating carrier’s arranging, billing and collection of the interline move rises to the level of a separate performance obligation. However, if it were to be considered a performance obligation for purposes of analysis, the impact on the timing of revenue recognition would be immaterial due to the short-term nature of shipments (i.e. typically three to eight days) and the immaterial estimated standalone value of the administrative services based upon a cost plus margin approach. Under this hypothetical scenario, the timing for the recognition of service would be at the time the first shipment for the specific route with the participating carrier is initiated through a bill of lading. The impact of a one-time adjustment would be less than .01% of total annual revenue and less than .05% of annual pretax income. Also, given the fact that the cut-off on a period-over-period standpoint would be similar, the impact would be further negligible on an ongoing basis.

Conclusion
Pursuant to the guidance in ASC 606-10-55-36 through 39, and the conclusions above, CSX determined that it is the principal only for the segment of the freight move operated by CSX. Therefore, the revenue recognition of the consolidated bill to the customer on a net basis is appropriate when taking into account the segment of the freight move operated by the participating carrier. CSX also believes that it has appropriately identified each of the distinct performance obligations within the customer contract.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
September 10, 2018

Please do not hesitate to contact me at (904) 359-3596 or Angela C. Williams, Vice President & Controller, at (904) 366-4365 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Frank A. Lonegro
Frank A. Lonegro
Executive Vice President & Chief Financial Officer
CSX Corporation

cc:
Nathan D. Goldman
Executive Vice President & Chief Legal Officer
CSX Corporation

Angela C. Williams
Vice President & Controller
CSX Corporation